UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2015 RESULTS1;2;3

Santiago, Chile, August 4, 2015 – CCU announced today its consolidated financial results for the second quarter ended June 30, 2015:

•        Consolidated Volumes increased 8.6%. The Río de la Plata Operating segment contributed with a 12.7% increase this quarter, the Chile Operating segment increased 8.1% and the Wine Operating segment showed an increase of 1.7%.

•         Net sales increased 17.9% as a consequence of 8.6% higher average prices coupled with 8.6% higher consolidated Volumes.

•         Gross profit increased 24.0% as a combination of 17.9% higher Net sales partially offset by a 11.7% increase in Cost of sales.

•         EBITDA decreased 3.6%, driven by Río de la Plata Operating segment, mainly due to the positive one-time effect compensation received in Q2’14 by our Argentine subsidiary CICSA4. Excluding this one-time effect, EBITDA increased by 51%.

•          Net income decreased 21.0% this quarter. When excluding the above mentioned one-time effect compensation, Net income increased by 65.7%.

•          Earnings per share decreased 21.0% due to a lower Net income.

Key figures	Q2'15	Q2'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	5,058	4,658	8.6
Net sales	310,673	263,553	17.9
Gross profit	164,482	132,672	24.0
EBIT	30,343	35,842	(15.3)
EBITDA	50,239	52,142	(3.6)
Net income	18,549	23,468	(21.0)
Earnings per share	50.2	63.5	(21.0)

Key figures	YTD'15	YTD'14	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	11,635	10,988	5.9
Net sales	693,508	598,364	15.9
Gross profit	381,752	318,457	19.9
EBIT	98,507	91,859	7.2
EBITDA	136,884	124,472	10.0
Net income	61,838	64,036	(3.4)
Earnings per share	167.4	173.3	(3.4)

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

3 All references in this Press Release shall be deemed to refer to Q2’15 figures compared to Q2’14 figures, unless otherwise stated.

4 For the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 15

PRESS RELEASE

COMMENTS FROM THE CEO

We are very pleased with CCU’s second quarter 2015 results. When excluding the extraordinary one-time effect compensation received by our Argentine subsidiary CICSA during Q2’14, for the termination of the contract which allowed us to import and distribute on an exclusive basis Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay, the Consolidated EBITDA increased 51.0%, and Net income increased by 65.7%, mainly due to a top line growth of 17.9%, driven by 8.6% growth in volumes and average prices as well as the continuous generation of efficiencies through our “ExCCelencia CCU” program. Considering the previously mentioned compensation, consolidated EBITDA decreased 3.6% with an EBITDA margin of 16.2% and Net income decreased 21.0%. Overall, we were able to keep rather stable market share regarding volume and increasing market share regarding value.

The Chile Operating segment EBITDA grew 46.3% with an EBITDA margin improvement of 491 bps. A 12.8% top line growth was delivered as a consequence of 8.1% higher volumes and 4.4% higher average prices. The effective marketing and execution in the points of sale and the Copa América Championship activation, where we sponsor the Chilean National Team, helped us to capitalize the benefits from an exceptional industry growth, partially influenced by good weather conditions. Efficiency gains and some lower raw material costs more than compensated the negative effect of the Chilean peso devaluation in the quarter.

The Río de la Plata Operating segment EBITDA decreased to negative CLP 62 million from CLP 13,087 million. Excluding the positive one-time effect of the above mentioned compensation in Argentina and Uruguay, the EBITDA increased by CLP 5,733 million, being much higher than in Q2’14, mainly driven by 31.4% higher average prices (in CLP terms) and 12.7% increase in volumes. Efficiencies contributed as well to decrease MSD&A and Cost of sales as a percentage of sales.

The Wine Operating segment keeps showing positive results. A 5.4% top line growth contributed to an EBITDA margin of 19.1% and an EBITDA of CLP 8,911 million, nevertheless, this figure is 1.7% lower than the one reported on Q2’14. These results are mainly explained by higher cost of wine due to the 2014 harvest, the 24% devaluation of the Euro against the USD and the strong competitive environment, all these effects partially compensated by efficiencies.

It’s important to mention that in spite of the compensation received in Q2’14, the consolidated EBITDA for the first half of the year increased 10.0% totaling CLP 136,884 million. Excluding the above mentioned one-time effect compensation, the EBITDA increased by 29.6%.

Finally, we are still facing economic uncertainties and strong competition in our main geographies; therefore we commit ourselves to maintain our efforts searching for efficiencies and brand building, in order to keep growing volumes and expanding margins across all our Operating segments, reinforcing our commitment to follow the path of operational and commercial excellence.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 15

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

NET SALES

Q2’15   Increased 17.9% to CLP 310,673 million as a result of 8.6% higher average prices and 8.6% higher consolidated volumes. All Operating segments contributed to this Net sales growth: Río de la Plata with a 48.0% increase in Net sales, as average prices increased 31.4% and volumes grew 12.7%; Chile with 12.8% growth as average prices increased 4.4% coupled with 8.1% higher volumes; and finally, the Wine Operating segment Net sales increased 5.4% as average price and volumes increased 3.7% and 1.7% respectively.

2015   Accumulated Net sales increased 15.9% to CLP 693,508 million as a result of 5.9% higher Volumes coupled with 9.4% increase in average prices.

Net sales by segment

	Net sales (million CLP)
	Q2'15	Mix	Q2'14	Mix	Total Change%
1. Chile Operating segment	194,676	62.7%	172,542	65.5%	12.8
2. Río de la Plata Operating segment	69,348	22.3%	46,843	17.8%	48.0
3. Wine Operating segment	46,541	15.0%	44,154	16.8%	5.4
4. Other/Eliminations	108	-	15	-	-
TOTAL	310,673	100.0%	263,553	100.0%	17.9

	Net sales (million CLP)
	YTD '15	Mix	YTD '14	Mix	Total Change%
1. Chile Operating segment	440,827	63.6%	394,307	65.9%	11.8
2. Río de la Plata Operating segment	165,396	23.8%	123,426	20.6%	34.0
3. Wine Operating segment	87,357	12.6%	80,525	13.5%	8.5
4. Other/Eliminations	(71)	(0.0)%	105	0.0%	N/A
TOTAL	693,508	100.0%	598,364	100.0%	15.9

GROSS PROFIT

Q2’15   Increased 24.0% to CLP 164,482 million as a result of 17.9% higher Net sales, partially offset by 11.7% higher Cost of sales. Cost of sales, as a percentage of Net sales, decreased from 49.7% to 47.1% due to efficiency gains and lower cost of raw materials, partially offset by the devaluation of our main currencies. Gross profit as a percentage of Net sales increased from 50.3% to 52.9%.

2015    Gross profit increased 19.9% to CLP 381,752 million and, as a percentage of Net sales, increased from 53.2% to 55.0%.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 15

PRESS RELEASE

EBIT

Q2’15   Decreased 15.3% to CLP 30,343 million, and the EBIT margin decreased 383 bps, explained by the positive, one-time effect compensation received by our Argentine subsidiary CICSA in Q2’14 for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay. Excluding the referred one-time effect compensation, the EBIT increased 78.9%, mainly explained by 24.0% higher Gross profit, and the EBIT margin increased 333 bps.

2015    EBIT increased 7.2% to CLP 98,507 million and EBIT margin decreased from 15.4% to 14.2%. Excluding the above mentioned one-time effect compensation, EBIT increased by 35.0%.

EBIT and EBIT margin by Operating segment

	EBIT (million CLP)					EBIT margin
	Q2'15	Mix	Q2'14	Mix	Total Change%	Q2'15	Q2'14	Total Change(bps)
1. Chile Operating segment	30,537	100.6%	19,391	54.1%	57.5	15.7%	11.2%	445
2. Río de la Plata Operating segment	(3,438)	(11.3)%	10,452	29.2%	(132.9)	(5.0)%	22.3%	(2727)
3. Wine Operating segment	7,101	23.4%	7,334	20.5%	(3.2)	15.3%	16.6%	-135
4. Other/Eliminations	(3,857)	(12.7)%	(1,335)	(3.7)%	189.0	-	-	-
TOTAL	30,343	100.0%	35,842	100.0%	(15.3)	9.8%	13.6%	(383)

	EBIT (million CLP)					EBIT margin
	YTD '15	Mix	YTD '14	Mix	Total Change%	YTD '15	YTD '14	Total Change(bps)
1. Chile Operating segment	81,283	82.5%	60,159	65.5%	35.1	18.4%	15.3%	318
2. Río de la Plata Operating segment	6,523	6.6%	16,977	18.5%	(61.6)	3.9%	13.8%	(981)
3. Wine Operating segment	13,176	13.4%	12,662	13.8%	4.1	15.1%	15.7%	-64
4. Other/Eliminations	(2,475)	(2.5)%	2,061	2.2%	220.1	-	-	-
TOTAL	98,507	100.0%	91,859	100.0%	7.2	14.2%	15.4%	(115)

EBITDA

Q2’15    Decreased 3.6% to CLP 50,239 million and EBITDA margin decreased from 19.8% to 16.2%. Excluding the above mentioned one-time effect compensation, EBITDA increased by 51%.

2015    Increased 10.0% to CLP 136,884 million and EBITDA margin decreased from 20.8% to 19.7%. Excluding the above mentioned one-time effect compensation, EBITDA increased by 29.6%.

EBITDA and EBITDA margin by Operating segment

	EBITDA (million CLP)					EBITDA margin
	Q2'15	Mix	Q2'14	Mix	Total Change%	Q2'15	Q2'14	Total Change(bps)
1. Chile Operating segment	41,745	83.1%	28,525	54.7%	46.3	21.4%	16.5%	491
2. Río de la Plata Operating segment	(62)	(0.1)%	13,087	25.1%	(100.5)	(0.1)%	27.9%	(2803)
3. Wine Operating segment	8,911	17.7%	9,066	17.4%	-1.7	19.1%	20.5%	(139)
4. Other/Eliminations	(355)	(0.7)%	1,464	2.8%	(124.2)	-	-	-
TOTAL	50,239	100.0%	52,142	100.0%	(3.6)	16.2%	19.8%	(361)

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 15

PRESS RELEASE

	EBITDA (million CLP)					EBITDA margin
	YTD '15	Mix	YTD '14	Mix	Total Change%	YTD '15	YTD '14	Total Change(bps)
1. Chile Operating segment	102,799	75.1%	78,824	63.3%	30.4	23.3%	20.0%	333
2. Río de la Plata Operating segment (1)	13,264	9.7%	22,103	17.8%	(40.0)	8.0%	17.9%	(989)
3. Wine Operating segment	16,868	12.3%	16,087	12.9%	4.9	19.3%	20.0%	(67)
4. Other/Eliminations	3,953	2.9%	7,458	6.0%	(47.0)	-	-	-
TOTAL	136,884	100.0%	124,472	100.0%	10.0	19.7%	20.8%	(106)

(1) Includes the effect of CLP 18,882 million at EBITDA level from agreements reached by the Argentine subsidiary Compañía Industrial Cervecera S.A. ("CICSA") with Cervecería Modelo S. de R.L. de CV. and Anheuser-Busch LLC, both ABINBEV affiliates, as of May 28th, 2014. On June 7th it has been terminated: i) the contract which allows CICSA to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and ii) the license for the production and distribution of Budweiser beer in Uruguay

NON-OPERATING RESULT

Q2’15   Increased CLP 493 million from a loss of CLP 4,645 million to a loss of CLP 4,152 million mainly explained by:

•                Foreign currency exchange differences and Other gain / (losses) which increased CLP 2,363 million mainly explained by positive Foreign currency exchange differences in the Q2’15 period compared to the Q2’14 period as the currencies devaluated less in the current period.

•              Net financial expenses increased CLP 973 million from a loss of CLP 2,224 million to a loss of CLP 3,197 million, mainly due to lower Interest income.

2015      Increased CLP 1,134 million from a loss of CLP 7,153 million to a loss of CLP 6,019 million, mostly due to higher Foreign currency exchange differences, Results as per adjustment units and Other gains/(losses), partially compensated by higher Net financial expenses and a lower Equity and income of JVs and associated.

INCOME TAXES

Q2’15    Decreased CLP 568 million, mainly explained by lower results in the Río de la Plata Operating segment due to the already mentioned one-time effect compensation received in Q2’14.

2015      Increased CLP 8,208 million mostly explained by higher results in the Chile and Wine Operating segments and the increase of the First Category Income tax rate in Chile from 20.0% to 22.5%, partially compensated by lower results in the Río de la Plata Operating segment.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q2’15   Decreased 21.0% to CLP 18,549 million mostly explained by a lower income taxes against the same quarter of last year and higher non-controlling interest.

2015     Decreased CLP 2,198 million to CLP 61,838 million despite a higher Income before taxes, offset by higher Non-controlling interest and higher Income taxes in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 15

PRESS RELEASE

SECOND QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibit 2)
1. CHILE

Net sales increased 12.8% to CLP194,676 million as a result of 8.1% higher sales Volumes coupled with 4.4% higher average prices.

EBIT increased 57.5% to CLP 30,537 million mainly explained by 12.8% higher Net sales, partially offset by 10.2% higher Cost of sales and 3.6% higher MSD&A expenses. Cost of sales, as a percentage of Net sales, decreased from 48.6% to 47.5%. MSD&A, as a percentage of Net sales, decreased from 40.3% to 37.0%. All in, the EBIT margin increased from 11.2% to 15.7%.

EBITDA increased 46.3% to CLP 41,745 million and the EBITDA margin increased from 16.5% to 21.4%.

Comments: The Chile Operating segment 8.1% increase in Volumes is mainly explained by the effective marketing and execution in the points of sale, helped by an increase in consumption due to the good weather and the Copa América Championship. Regarding prices, we maintain the effect of previous quarter’s price increases. Additionally, the gain of efficiencies coming from the “ExCCelencia CCU” program and the decrease in prices of some raw materials, allowed us to increase our EBITDA 46.3% and our EBITDA margin in 491 bps, in spite of the 11% Chilean peso devaluation.

In line with our innovation strategy, during this quarter we launched a limited edition packaging for Cristal beer, as official sponsor of the Chilean National Football Team for the Copa América Championship. In the non-alcoholic categories, we continue developing our portfolio through innovation as we successfully launched Nectar Watts Selección, a new premium offering in the nectar categories, with several flavors and packaging. Additionally, highlights were found in the good performance of the water categories.

In the corporate side of the business, once again, CCU was awarded as Top 10 Most Admired Companies in Chile, as published in the “Diario Financiero”.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 15

PRESS RELEASE
2. RÍO DE LA PLATA

Net sales measured in Chilean pesos, increased 48.0% as a result of 31.4% increase in average prices and 12.7% higher sales Volume.

EBIT measured in Chilean pesos, decreased to negative CLP 3,438 million as a result of the one-time effect compensation received by our Argentine subsidiary CICSA during Q2’14, for the termination of the contract which allowed us to import and distribute on an exclusive basis Corona and Negra Modelo beers in Argentina and to produce and distribute Budweiser beer in Uruguay. The EBIT margin decreased from 22.3% to negative 5.0%.

EBITDA measured in Chilean pesos, decreased 100.5% to negative CLP 62 million and the EBITDA margin decreased from 27.9% to negative 0.1%.

Comments: The Río de la Plata Operating segment showed positive Volumes growth in all its geographies, consolidating a 12.7% volume increase. A strong marketing campaign allowed us to increase market share in our most relevant categories, in spite of the 31.4% average price increase in CLP terms. Additionally, efficiencies and operational improvements were achieved during the quarter together with lower costs in some raw materials, nevertheless, inflation and depreciation of the currencies continued to pressure our COGS and MSD&A expenses.

The good weather and the active marketing campaign performed during the quarter, with the launch of a series of TV spots in Argentina and sponsoring several events, including major music festivals, helped us to increase sales volumes.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 15

PRESS RELEASE

3. WINE

Net sales increased 5.4% to CLP 46,541 million due to 3.7% higher average price, coupled with 1.7% higher sales Volumes5.

EBIT decreased 3.2% to CLP 7,101  million mainly explained by 6.9% Cost of sales increase and 7.8% higher MSD&A expenses, partially offset by 5.4% higher Net sales. Cost of sales, as a percentage of Net sales, increased from 55.3% to 56.1%. MSD&A, as a percentage of Net sales, increased from 28.1% to 28.7%. The EBIT margin decreased from 16.6% to 15.3%.

EBITDA decreased 1.7% to CLP 8,911 million and the EBITDA margin decreased 139 bps to 19.1%.

Comments: During 2015, our winery San Pedro celebrates its 150th anniversary. Facing this important date, we released different media plans giving “150 reasons to celebrate” to our consumers in Chile. In the export segment we highlighted this important date with the launch of a special edition of our recognized wine “1865”, which honors the foundation of the winery.

We continue with the development of the expansion plan in Molina which contemplates to nearly double the current production capacity of the Molina plant. We have been working in the expansion plan in a disciplined way that has not affected our production and future commitments, as part of our compromise with our clients we expect to continue working in the same way.

5 Excludes bulk wine.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 15

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing and / or distribution agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard, Compañía Pisquera Bauzá S.A. and Coors Brewing Company. For further information, visit www.ccu.cl.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•      Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•      Río de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•      Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•      Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 15

PRESS RELEASE

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

UF

The UF is a monetary unit indexed to the CPI variation in Chile.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 15

PRESS RELEASE

Exhibit 1: Income Statement (Second Quarter 2015)
Second Quarter	2015	2014	2015	2014	Total
	(CLP million)		(USD million)(1)		Change %
Net sales	310,673	263,553	503.0	426.7	17.9
Cost of sales	(146,191)	(130,880)	(236.7)	(211.9)	11.7
% of net sales	47.1	49.7	47.1	49.7	-
Gross profit	164,482	132,672	266.3	214.8	24.0
MSD&A	(134,668)	(117,241)	(218.0)	(189.8)	14.9
% of net sales	43.3	44.5	43.3	44.5	-
Other operating income/(expenses)	529	20,410	0.9	33.0	(97.4)
EBIT	30,343	35,842	49.1	58.0	(15.3)
EBIT margin	9.8	13.6	9.8	13.6	-
Net financial expenses	(3,197)	(2,224)	(5.2)	(3.6)	43.8
Equity and income of JVs and associated	(1,171)	(311)	(1.9)	(0.5)	N/A
Foreign currency exchange differences	48	(561)	0.1	(0.9)	(108.5)
Results as per adjustment units	(1,314)	(1,277)	(2.1)	(2.1)	2.9
Other gains/(losses)	1,482	(273)	2.4	(0.4)	(642.4)
Total Non-operating result	(4,152)	(4,645)	(6.7)	(7.5)	(10.6)
Income/(loss) before taxes	26,191	31,197	42.4	50.5	(16.0)
Income taxes	(3,794)	(4,363)	(6.1)	(7.1)	(13.0)
Net income for the period	22,396	26,834	36.3	43.4	(16.5)

Net income attributable to:
The equity holders of the parent	18,549	23,468	30.0	38.0	(21.0)
Non-controlling interest	3,848	3,366	6.2	5.5	14.3

EBITDA	50,239	52,142	81.3	84.4	(3.6)
EBITDA margin	16.2	19.8	16.2	19.8	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Shares per ADR	2	2	2	2

Earnings per share	50.2	63.5	0.08	0.10	(21.0)
Earnings per ADR	100.4	127.0	0.16	0.21	(21.0)

Depreciation	19,896	16,300	32.2	26.4	22.1
Capital Expenditures	30,319	36,176	49.1	58.6	(16.2)
(1) Average Exchange rate for the period: US$1.00 = CLP 617.64

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 15

PRESS RELEASE

Exhibit 2: Income Statement (Six months ended on June 30, 2015)
YTD AS OF JUNE	2015	2014	2015	2014	Total
	(CLP million)		(USD million)(1)		Change %
Net sales	693,508	598,364	1,116.9	963.7	15.9
Cost of sales	(311,756)	(279,907)	(502.1)	(450.8)	11.4
% of net sales	45.0	46.8	45.0	46.8	-
Gross profit	381,752	318,457	614.8	512.9	19.9
MSD&A	(285,135)	(249,000)	(459.2)	(401.0)	14.5
% of net sales	41.1	41.6	41.1	41.6	-
Other operating income/(expenses)	1,890	22,402	3.0	36.1	N/A
EBIT	98,507	91,859	158.6	147.9	7.2
EBIT margin	14.2	15.4	14.2	15.4	-
Net financial expenses	(6,434)	(3,504)	(10.4)	(5.6)	83.6
Equity and income of JVs and associated	(1,812)	(383)	(2.9)	(0.6)	N/A
Foreign currency exchange differences	1,426	(1,812)	2.3	(2.9)	178.7
Results as per adjustment units	(1,307)	(2,464)	(2.1)	(4.0)	(47.0)
Other gains/(losses)	2,107	1,011	3.4	1.6	108.5
Total Non-operating result	(6,019)	(7,153)	(9.7)	(11.5)	(15.9)
Income/(loss) before taxes	92,488	84,705	149.0	136.4	9.2
Income taxes	(21,857)	(13,649)	(35.2)	(22.0)	60.1
Net income for the period	70,631	71,056	113.8	114.4	(0.6)

Net income attributable to:
The equity holders of the parent	61,838	64,036	99.6	103.1	(3.4)
Non-controlling interest	8,793	7,020	14.2	11.3	25.3

EBITDA	136,884	124,472	220.5	200.5	10.0
EBITDA margin	19.7	20.8	19.7	20.8	-

OTHER INFORMATION
Number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Shares per ADR	2	2	2	2

Earnings per share	167.4	173.3	0.27	0.28	(3.4)
Earnings per ADR	334.7	346.6	0.54	0.56	(3.4)

Depreciation	38,377	32,613	61.8	52.5	17.7
Capital Expenditures	63,949	64,196	103.0	103.4	(0.4)
(1) Average Exchange rate for the period: US$1.00 = CLP 620.93

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 15

PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2015)
	1. Chile Operating segment (1)			2. Río de la Plata Operating segment(1)			3. Wine Operating segment
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	3,619	3,347	8.1	1,089	967	12.7	350	344	1.7
Net sales	194,676	172,542	12.8	69,348	46,843	48.0	46,541	44,154	5.4
Net sales (CLP/HL)	53,798	51,548	4.4	63,664	48,458	31.4	133,051	128,357	3.7
Cost of sales	(92,393)	(83,847)	10.2	(28,261)	(24,944)	13.3	(26,097)	(24,401)	6.9
% of net sales	47.5	48.6		40.8	53.3		56.1	55.3
Gross profit	102,284	88,695	15.3	41,087	21,898	87.6	20,444	19,752	3.5
% of net sales	52.5	51.4		59.2	46.7		43.9	44.7
MSD&A	(72,022)	(69,532)	3.6	(44,730)	(30,448)	46.9	(13,363)	(12,392)	7.8
% of net sales	37.0	40.3		64.5	65.0		28.7	28.1
Other operating income/(expenses)	275	228	20.5	205	19,002	(98.9)	19	(27)	(172.5)
EBIT	30,537	19,391	57.5	(3,438)	10,452	(132.9)	7,101	7,334	(3.2)
EBIT Margin	15.7	11.2		(5.0)	22.3		15.3	16.6
EBITDA	41,745	28,525	46.3	(62)	13,087	(100.5)	8,911	9,066	(1.7)
EBITDA Margin	21.4	16.5		(0.1)	27.9		19.1	20.5

	4. Other/eliminations (1)			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				5,058	4,658	8.6
Net sales	108	15	N/A	310,673	263,553	17.9
Net sales (CLP/HL)				61,426	56,582	8.6
Cost of sales	559	2,312	(75.8)	(146,191)	(130,880)	11.7
% of net sales				47.1	49.7
Gross profit	667	2,327	(71.3)	164,482	132,672	24.0
% of net sales				52.9	50.3
MSD&A	(4,554)	(4,869)	(6.5)	(134,668)	(117,241)	14.9
% of net sales				43.3	44.5
Other operating income/(expenses)	30	1,207	N/A	529	20,410	(97.4)
EBIT	(3,857)	(1,335)	189.0	30,343	35,842	(15.3)
EBIT Margin	-	-		9.8	13.6
EBITDA	(355)	1,464	(124.2)	50,239	52,142	(3.6)
EBITDA Margin	-	-		16.2	19.8

(1) Considers adjustments to eliminations from the Chile and Rio de la Plata Operating segments which were included in the Other / Eliminations Operating segments.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 15

PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2015)
	1. Chile Operating segment (1)			2. Río de la Plata Operating segment(1)			3. Wine Operating segment
YTD AS OF JUNE
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %	2015	2014	Total %
Volumes	8,355	7,902	5.7	2,635	2,461	7.0	646	624	3.5
Net sales	440,827	394,307	11.8	165,396	123,426	34.0	87,357	80,525	8.5
Net sales (CLP/HL)	52,762	49,897	5.7	62,775	50,148	25.2	135,317	129,051	4.9
Cost of sales	(198,663)	(182,583)	8.8	(65,816)	(57,295)	14.9	(49,108)	(44,939)	9.3
% of net sales	45.1	46.3		39.8	46.4		56.2	55.8
Gross profit	242,164	211,725	14.4	99,580	66,132	50.6	38,249	35,586	7.5
% of net sales	54.9	53.7		60.2	53.6		43.8	44.2
MSD&A	(161,331)	(152,041)	6.1	(94,263)	(68,504)	37.6	(25,231)	(23,217)	8.7
% of net sales	36.6	38.6		57.0	55.5		28.9	28.8
Other operating income/(expenses)	450	475	(5.2)	1,205	19,350	(93.8)	159	294	(45.9)
EBIT	81,283	60,159	35.1	6,523	16,977	(61.6)	13,176	12,662	4.1
EBIT margin	18.4	15.3		3.9	13.8		15.1	15.7
EBITDA	102,799	78,824	30.4	13,264	22,103	(40.0)	16,868	16,087	4.9
EBITDA margin	23.3	20.0		8.0	17.9		19.3	20.0

	4. Other/eliminations (1)			Total
YTD AS OF JUNE
(In ThHL or CLP million unless stated otherwise)	2015	2014	Total %	2015	2014	Total %
Volumes				11,635	10,988	5.9
Net sales	(71)	105	N/A	693,508	598,364	15.9
Net sales (CLP/HL)				59,604	54,458	9.4
Cost of sales	1,831	4,909	(62.7)	(311,756)	(279,907)	11.4
% of net sales				45.0	46.8
Gross profit	1,759	5,014	(64.9)	381,752	318,457	19.9
% of net sales				55.0	53.2
MSD&A	(4,310)	(5,238)	(17.7)	(285,135)	(249,000)	14.5
% of net sales				41.1	41.6
Other operating income/(expenses)	76	2,284	(96.7)	1,890	22,402	(91.6)
EBIT	(2,475)	2,061	(220.1)	98,507	91,859	7.2
EBIT margin	-	-	-	14.2	15.4
EBITDA	3,953	7,458	(47.0)	136,884	124,472	10.0
EBITDA margin	-	-	-	19.7	20.8	-106.4
(1) Considers adjusments to eliminations from the Chile and Rio de la Plata Operating segments which were included in the Other / Eliminations Operating segment

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 15

PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31	June 30	December 31	Total Change%
	2015	2014	2015	2014
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	186,828	214,775	292	336	(13.0)
Other current assets	427,782	470,615	669	736	(9.1)
Total current assets	614,610	685,390	962	1,073	(10.3)

PP&E (net)	874,884	851,256	1,369	1,332	2.8
Other non current assets	236,812	232,255	371	363	2.0
Total non current assets	1,111,696	1,083,511	1,740	1,696	2.6
Total assets	1,726,306	1,768,901	2,701	2,768	(2.4)

LIABILITIES
Short term financial debt	48,376	65,318	76	102	(25.9)
Other liabilities	240,619	313,013	377	490	(23.1)
Total current liabilities	288,995	378,331	452	592	(23.6)

Long term financial debt	148,571	134,535	232	211	10.4
Other liabilities	110,078	107,535	172	168	2.4
Total non current liabilities	258,649	242,070	405	379	6.8
Total Liabilities	547,644	620,401	857	971	(11.7)

EQUITY
Paid-in capital	562,693	562,693	881	881	-
Other reserves	(76,598)	(75,051)	(120)	(117)	(2.1)
Retained earnings	568,864	537,945	890	842	5.7
Net equity attributable to parent company shareholders	1,054,959	1,025,588	1,651	1,605	2.9
Non - controlling interest	123,703	122,912	194	192	0.6
Total equity	1,178,662	1,148,500	1,844	1,797	2.6
Total equity and liabilities	1,726,306	1,768,901	2,701	2,768	(2.4)

OTHER FINANCIAL INFORMATION

Total financial debt	196,947	199,853	308	313	(1.5)

Net Financial debt	10,119	(14,922)	16	(23)	(167.8)

Liquidity ratio	2.13	1.81
Financial Debt / Capitalization	0.14	0.15
Net Financial debt / EBITDA	0.04	(0.06)
(1) Exchange rate as of June 30, 2015: US$1.00 = CLP 639.04

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 15

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 4 , 2015